UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
CapitalSource Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	35-2206895
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4445 Willard Ave., 12th Floor,
Chevy Chase, Maryland	20815
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: 333-106076
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, par value $0.01	New York Stock Exchange, Inc.
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

EXPLANATORY NOTE
          This Form 8-A/A is filed for the purpose of updating the description of the registrant’s common stock contained in the registrant’s Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2003.
Item 1. Description of Registrant’s Securities to be Registered.
          The following description of our common stock and provisions of our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are summaries and are qualified by reference to the terms of these documents. Copies of these documents have been filed with the SEC and are incorporated by reference to this registration statement.
Common Stock
     General
          Our authorized capital stock consists of 500 million shares of common stock, par value $0.01 per share and 50 million shares of preferred stock, par value $0.01 per share. As of May 1, 2006, there were 172,331,245 shares of common stock outstanding.
          Holders of shares of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of shares of our common stock are entitled to receive ratably any dividends as may be declared by our board of directors out of funds legally available for distribution, after provision has been made for any preferential dividend rights of outstanding preferred stock, if any. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably the net assets available after the payment of all of our debts and other liabilities, and after the satisfaction of the rights of any outstanding preferred stock, if any. Holders of our common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of common stock are validly issued, fully paid and non-assessable. Holders of shares of our common stock will not be liable for further calls or to assessments by us. The rights, powers, preferences and privileges of holders of common stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which our board of directors may designate and issue in the future. As of the date hereof, there are no shares of preferred stock outstanding. Certain of our existing holders of common stock have the right to require us to register their shares of common stock under the Securities Act in specified circumstances. See the discussion below under the caption “Shareholder Registration Rights.”
     Ownership Limitations in Our Second Amended and Restated Certificate of Incorporation
          At our 2006 annual meeting, in connection with our intention to elect real estate investment trust, or REIT, status for federal income tax purposes commencing with our 2006 tax year, our shareholders approved our Second Amended and Restated Certificate of Incorporation, which added ownership limitations designed to protect our ability to qualify as a REIT. These ownership limitations may, in some cases, affect the transferability of our shares of common stock.
          To qualify as a REIT, no more than 50% in value of the outstanding shares of our stock may be owned directly or constructively under the applicable attribution rules of the Internal Revenue Code of 1986, as amended (the “Code”), by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year after our first REIT year. In addition, our stock must be held by at least 100 persons on at least 335 days of each year (or a proportionate number of days in a short taxable year) after our first REIT year. To assist us in complying with these limits, following the 2006 amendment and restatement, our certificate of incorporation now provides that:
•	no person other than an “Excepted Holder” or a “Designated Investment Entity” shall beneficially own common stock in excess of 9.4% (in value or number of shares, whichever is more restrictive) of our outstanding common stock;

•	no person shall beneficially own in excess of 9.4% (in value or number of shares, whichever is more restrictive) of any class or series of our preferred stock;

•	no “Designated Investment Entity” shall beneficially own in excess of 15% (in value or number of shares whichever is more restrictive) of our common stock;

•	no person shall beneficially own shares to the extent that (i) such beneficial ownership of shares would result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or (ii) such beneficial ownership would result in us otherwise failing to qualify as a REIT; and

•	no person shall transfer any shares if, as a result of such transfer, our shares would be owned by less than 100 stockholders (determined without reference to the rules of attribution under Section 544 of the Code).
          Our co-founder, Chairman and Chief Executive Officer, Mr. John Delaney, and certain entities and family members related to Mr. Delaney to which Mr. Delaney’s stock ownership will be attributed under the applicable ownership attribution rules, are named as “Excepted Holders” in the certificate of incorporation. The certificate of incorporation contains a special Excepted Holder Limit that is designed to permit Mr. Delaney to own up to 12% (in value or number of shares, whichever is more restrictive) of our common stock.
          The certificate of incorporation requires that our board of directors provide waivers to the 9.4% ownership limit or the 15% Designated Investment Entity Limit for any stockholder that demonstrates (to the satisfaction of the board in its reasonable discretion) that its ownership of stock in excess of the ownership limit will not have an adverse effect on our ability to qualify as a REIT. This mandatory waiver provision is intended to minimize the anti-takeover effects of these REIT stock ownership limits. Under this waiver provision, our board of directors has granted limited waivers from the 9.4% ownership limit to Farallon Capital Management, L.L.C., Farallon Partners, L.L.C., Madison Dearborn Partners, LLC and their respective affiliates, permitting them to own no more than 20% of our outstanding common stock, by value or by the number of shares, whichever is more restrictive.
          Our common stock is listed on The New York Stock Exchange under the symbol “CSE.”
Preferred Stock
          Our board of directors is authorized, without further vote or action by the shareholders, to issue from time to time up to an aggregate of 50 million shares of preferred stock in one or more series. Our board of directors has the authority to issue preferred stock and to determine its rights and preferences in order to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of our common stock, and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock. We have not issued and have no present plans to issue any shares of preferred stock.
Transfer Agent
          American Stock Transfer & Trust Company currently serves as transfer agent for shares of our common stock.

Delaware Law and Certain Charter and Bylaw Provisions
          We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested” shareholders for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. Subject to exceptions, an “interested” shareholder is a person who, alone or together with his affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.
          Our certificate of incorporation and bylaws provide that:
•	the board of directors be divided into three classes, with staggered three-year terms;

•	directors may be removed only for cause and only by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors voting together as a single class; and

•	any vacancy on the board of directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by the affirmative vote of a majority the directors then in office.
          The classification of our board of directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from, acquiring us.
          Our bylaws also provide that:
•	any action required or permitted to be taken by the shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting; and

•	special meetings of the shareholders may be called by our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President and shall be called by our Secretary at the written request of at least 10% in voting power of all capital stock outstanding and entitled to cast votes at the meeting.
          Our bylaws provide that, in order for any shareholder business (other than shareholder nominations of directors) to be considered “properly brought” before a meeting, a shareholder must comply with requirements regarding advance notice to us. For business to be properly brought before a meeting by a shareholder, it must be a proper matter for shareholder action under the Delaware General Corporation Law, the shareholder must have given timely notice thereof in writing to our Secretary, and the notice must comply with the procedures set forth in our bylaws. Except for shareholder proposals submitted in accordance with the federal proxy rules as to which the requirements specified therein shall control, a shareholder’s notice, to be timely, must be delivered to or mailed and received at our principal executive offices, not less than 120 calendar days prior to the one year anniversary of the date of our proxy statement issued in connection with the prior year’s annual meeting in the case of an annual meeting, and not less than 60 calendar days prior to the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a shareholder’s notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.
          Our bylaws also provide that subject to the rights of holders of any class or series of capital stock then outstanding, nominations for the election or re-election of directors at a meeting of the shareholders may be made by any shareholder entitled to vote in the election of directors generally who complies with the procedures set forth in our bylaws and who is a shareholder of record at the time notice is delivered to our Secretary. Any shareholder entitled to vote in the election of directors generally may nominate one or more persons for election or re-election as directors at an annual meeting only if timely notice of such shareholder’s intent to make such nomination or nominations has been given in writing to our Secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 calendar days prior to the one year anniversary of the date of our proxy statement issued in connection with the prior year’s annual meeting in the case of an annual meeting, and not less than 60 calendar days prior to the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a shareholder’s notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.
          The purpose of requiring shareholders to give us advance notice of nominations and other shareholder business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give our board of directors any power to disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders. These provisions could also delay shareholder actions which are favored by the holders of a majority of our outstanding voting securities until the next shareholders’ meeting.
          Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on such matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation permits our board of directors to amend or repeal most provisions of our bylaws by majority vote but requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote to amend or repeal certain provisions of our bylaws. Generally, our certificate of incorporation may be amended by holders of a majority of the voting power of the then outstanding shares of our capital stock entitled to vote. No amendment of the provision of our certificate of incorporation providing for the division of our board of directors into three classes with staggered three-year terms may be approved absent the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of capital stock entitled to vote. The shareholder vote with respect to an amendment of our certificate of incorporation or bylaws would be in addition to any separate class vote that might in the future be required under the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to shareholders.
Limitation of Liability and Indemnification of Officers and Directors
          Our bylaws provide indemnification, including advancement of expenses, to the fullest extent permitted under applicable law to any person made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that such person is or was a director or officer of CapitalSource, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan. In addition, our certificate of incorporation provides that our directors will not be personally liable to us or our shareholders for monetary damages for breaches of their fiduciary duty as directors, except in cases of (i) breach of the directors’ duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) violations of Section 174 of the General Corporation Law of the State of Delaware; or (iv) any transaction from which the director derived an improper personal benefit. This provision does not limit or eliminate our rights or the rights of any shareholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, this provision does not limit the directors’ responsibilities under Delaware law or any other laws, such as the federal securities laws. We have obtained insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. We also have entered into indemnification agreements with our directors and executive officers.
Shareholder Registration Rights
     Generally
          Certain of our existing shareholders, including members of our management, who collectively hold approximately 64.0 million shares of our common stock, are entitled to certain rights with respect to the registration of such shares under the Securities Act . All of these shares currently are tradable, subject to compliance with the volume and manner of sale provisions of Rule 144 under the Securities Act, and any shares registered pursuant to the agreement would become freely tradable without restriction under the Securities Act. Our existing shareholders could cause a large number of shares of our common stock to be publicly sold, which could cause the market price of shares of our common stock to decline significantly.
     S-3 Demand Registration Rights
          Under the terms of our Amended and Restated Registration Rights Agreement, so long as we remain eligible to register securities by means of a registration statement on Form S-3, holders of our registrable shares have the right, subject to certain limitations, to demand the registration of their shares of common stock provided that the aggregate market value of the shares of common stock to be registered equals at least $10 million.
     Piggyback Rights
          Subject to the exceptions and limitations set forth in the Amended and Restated Registration Rights Agreement, the holders of registrable securities under that agreement have unlimited piggyback registration rights until August 12, 2009.
Item 2. Exhibits.

No.	Exhibit

1.	Second Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 of the registrant’s Current Report on Form 8-K, filed with the SEC on May 3, 2006.

2.	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 of the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

3.	Form of Certificate of Common Stock of the Registrant.

Signature
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CAPITALSOURCE INC.
Date: May 22, 2006	By:	/s/ Steven A. Museles
Steven A. Museles
Executive Vice President, Chief Legal Officer and Secretary

Exhibit Index

No	Description

1.	Second Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 of the registrant’s Current Report on Form 8-K, filed with the SEC on May 3, 2006.

2.	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 of the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

3.	Form of Certificate of Common Stock of the Registrant.